Mail Stop 4561

March 14, 2008

Mr. Jérôme Arnaud
Chief Financial Officer
ILOG S.A.
9 rue de Verdun
BP 85
94253 Gentilly Cedex
France

        Re: ILOG S.A.
                Form 20-F for Fiscal Year Ended June 30, 2007
                Filed October 9, 2007
                File No. 000-29144

Dear Mr. Arnaud:

We have reviewed your response to our letter dated January 31, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2007

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Business Combinations, page 37

1.   Your response to prior comment 1 indicates that you intend to revise your disclosures in future filings to indicate that management is responsible for the valuations and considers a number of factors, including valuations or appraisals, when estimating the fair value of assets and liabilities acquired in business

combinations. Please note that any reference to an expert, whether as the single basis for the measurement determination, or whether the expert's report is just one of several things that was considered in arriving at the measurement determination, would require the expert to be named and a consent obtained.

2.   Please tell us how you intend to resolve the consent issue related to your most recent Form 20-F. In this regard, we note that you only address future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299, or Christine Davis, Senior Staff Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Hugh Fuller, Staff Financial Analyst, at (202) 551-3853 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief